EXHIBIT 4.3

YANKUANG GROUP FINANCIAL COMPANY

and

YANZHOU COAL MINING COMPANY LIMITED

FINANCIAL SERVICES AGREEMENT

JANUARY 7, 2011

This agreement is entered into by the following parties on January 7, 2011 in Zoucheng City, Shandong Province:

Yankuang Group Financial Company (hereinafter referred to as “Party A”) is a company established and validly existing under the laws of the People’s Republic of China (hereinafter referred to as “PRC”) with limited liability. Business License Registration Number: 370000000002238. Address: 329 Fushan South Road, Zoucheng City, Shandong Province. Legal representative: Chen Changchun.

Yanzhou Coal Mining Company Limited (hereinafter referred to as “Party B”) is a joint stock limited company established and validly existing under the laws of the PRC. Business License Registration Number: 370000400001016. Address: 298 Fushan South Road, Zoucheng City, Shandong Province. Legal representative: Wang Xin.

Whereas:

1.	Party A is a non-banking financial institution duly established with the approval of the China Banking Regulatory Commission (hereinafter referred to as “CBRC”) and is a professional institution engaged in corporate financial services. According to the laws and regulations in relation to corporate finance company, it provides financial services to the controlling shareholder of Party A, namely Yankuang Group Co., Ltd. (“Yankuang Group”), and its subsidiary companies.

2.	The shares publicly issued by Party B are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, respectively. In view of the fact that the controlling shareholder of both Party A and Party B is Yankuang Group, according to the domestic and overseas regulatory requirements in relation to Party B, the businesses between Party A and Party B and its subsidiary companies (collectively referred to as “Party B”) constitute continuing daily connected transactions.

3.	Party B agrees to choose Party A as one of the financial institutions providing financial services to it.

Based on the principles of fairness and reasonableness and mutual benefit, Party A and Party B reached the following agreement by consensus after consultation in respect of Party A’s provision of financial services to Party B:

ARTICLE 1 SERVICE PRINCIPLES

1.1	Party A and Party B shall cooperate and perform this agreement based on the principles of equality and voluntariness, complementarity, mutual benefit, common development and co-winning partnership.

1.2	Party B has the right to choose the financial institution for financial services and decide the financial institution for deposit services and loan services as well as the amounts with reference to its own business needs.

1.3	Party A regards Party B as its important customer and undertakes that the terms for the provision of financial services to Party B at any time shall be no less favorable than the same type of financial services provided by the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank (hereinafter referred to as “Major Commercial Banks in the PRC”).

ARTICLE 2 SERVICE CONTENTS

Party A shall provide the following financial services to Party B:

1. Deposit service: the maximum daily balance (including accrued interests) of Party B on the settlement account in Party A shall not exceed RMB1.4 billion.

2. Loan service:

(1) Party A shall provide a credit facility limit of RMB1 billion (including accrued interests) to Party B;

(2) Party A shall provide discounted note services to Party B and the annual charge for discounted note shall not exceed RMB20.94 million.

3. Settlement service: Party B opens a settlement account in Party A, and Party A will provide payment and receipt services as well as other ancillary services related to settlement services to Party B.

4. Entrusted loans and entrusted investment services: Party A can provide entrusted loans and entrusted investment services in accordance with Party B’s entrustment (the provision of such services is subject to completion of the relevant approval procedures in relation to connected transactions).

5. Security service: Party A can provide guarantee for Party B’s financing, and tender and auction activities to the extent permitted by the relevant financial regulatory regulations.

6. Bill acceptance services, financial and financing consultation, credit certification and relevant consultation and agency services.

7. Other businesses approved by CBRC.

8. Total fees for the aforesaid discounted note services and other financial services such as settlement services: the annual cap is RMB28.54 million.

ARTICLE 3 SERVICE PRICING

3.1	Deposit services: the interest rate for the deposit of Party B with Party A shall not be lower than the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period, shall not be lower than the interest rate for the same kind of deposit offered by the Major Commercial Banks in the PRC for the same period and not lower than the interest rate for the same kind of deposit made by other group members of Yankuang Group in Party A for the same period.

3.2	Loan services:

(1)	the interest rate for the loan to be provided by Party A to Party B shall not exceed the interest rate for the same class of loan provided by the Major Commercial Banks in the PRC to Party B for the same period. Party A shall provide the loan to Party B on normal commercial terms and no security is to be granted by Party B over its assets.

(2)	the interest rate for the discounted note to be provided by Party A to Party B shall not exceed the discounted interest rate offered by the Major Commercial Banks in the PRC.

3.3	The fees charged by Party A for the provision of financial services including settlement services, entrusted loans, entrusted investment, security service, bill acceptance, financial and financing consultation, credit certification and relevant consultation and agency services to Party B shall be in accordance with the relevant benchmark rates determined by the People’s Bank of China or CBRC (if any). In addition, such fees shall not exceed those charged by the Major Commercial Banks in the PRC for provision of same kind of financial services to Party B.

ARTICLE 4 REPRESENTATION AND WARRANTY BY BOTH PARTIES

4.1	Party A’s representations and warranties:

4.1.1	Party A is a non-banking financial institution legally established to provide professional corporate financial services. It has independent legal personality and currently holds a valid Business License and Financial License.

4.1.2	Party A has obtain all government approvals and internal authorizations for the signing of this agreement and performance of the obligations hereunder. This agreement will be binding on Party A upon its execution.

4.1.3	Party A will ensure the stable operation of its fund management system to safeguard the funds.

4.1.4	Party A will ensure that it is in strict compliance with the risk monitoring indicators for financial institutions issued by CBRC and that its major regulatory indicators such as gearing ratio and liquidity ratio will also comply with the requirements of CBRC and other relevant PRC laws, regulations and regulatory documents.

4.1.5	Party A shall not make investment with Party B’s deposits (other than purchasing government bonds).

4.1.6	Copies of the regulatory reports that Party A submits to CBRC and other relevant regulatory authorities will be provided to Party B at the same time.

4.1.7	Financial statements of Party A for each month will be provided to Party B within ten working days of the following month.

4.1.8	Party B has the right to review and obtain the relevant documents such as account books, financial statements and audit reports of Party A as stipulated under the Company Law and Articles of Association.

4.1.9	Party B shall be notified immediately by Party A on the occurrence of circumstances that may cause harms to the security of Party B’s deposits or on the occurrence of any other circumstances that may jeopardize the security of Party B’s deposits. Party B has the right to withdraw all deposits.

4.2	Party B’s representations and warranties:

4.2.1	Party B is a joint stock limited company legally established with independent legal personality which currently holds a valid Business License.

4.2.2	Party B has obtain all necessary internal authorizations for the signing of this agreement and performance of the obligations hereunder. This agreement will be binding on Party B upon its execution.

ARTICLE 5 CONFIDENTIALITY

Both Party A and Party B shall strictly perform their obligation of confidentiality and shall not disclose to others any related business information, technical records and financial situation (other than the reports required to be submitted to the relevant government authorities by the parties and those required to be disclosed by Party B according to the listing rules of the listing place for its securities) unless such information has already been made public previously.

ARTICLE 6 MISCELLANEOUS

6.1	A party shall not in any way transfer its rights or obligations hereunder without written consent from the other party.

6.2	The modification, illegality, invalidity or unenforceability of any terms of this agreement shall not at any time affect the other terms hereof.

6.3	In the event of a party’s failure to perform its obligations under this agreement as provided herein due to force majeure, sufficient proof and a written notice thereon shall be promptly provided by such party to the other party, in that case, the party shall not be deemed in breach of the agreement. Meanwhile, the other party shall agree to allow a reasonable period of time to perform the relevant duties and obligations as the case may require.

6.4	Any modification or supplement to this agreement shall be made in written agreement. Modifications or supplements to this agreement are integral parts hereof and shall have the same effects with this agreement.

6.5	Unless as otherwise provided, non-exercise or late exercise by a party of its rights under this agreement shall not constitute a waiver of such rights whereas any single or partial exercise of the relevant rights shall not preclude the exercise of any other rights.

ARTICLE 7 NOTIFICATION

7.1	Pursuant to this agreement, any notice or other documents sent by a party to the other party shall be given in written letter and delivered by hand, by mail or by fax to the other party’s address as follows:

(a)	Party A: Yankuang Group Financial Company

Address: 329 Fushan South Road, Zoucheng City, Shandong Province

Telephone: 0537-5393707

Facsimile: 0537-5384480

(b)	Party B: Yanzhou Coal Mining Company Limited

Address: 298 Fushan South Road, Zoucheng City, Shandong Province

Telephone: 0537-5385343

Facsimile: 0537-5383311

7.2	Time of delivery of notice or other documents:

(a)	Delivery by hand: time of delivery of the written letter.

(b)	By mail: five working days after posted by mail (excluding Saturday, Sunday and PRC public holidays).

(c)	By fax: time of receipt of the fax. If received outside normal business hours, the time of delivery shall be the normal business hours of the following day (excluding Saturday, Sunday and PRC public holidays), and the sender of the fax shall proof complete delivery thereof by making available of the confirmation of transmission report printed out from the sender’s fax machine.

ARTICLE 8 APPLICABLE LAW AND JURISDICTION

This agreement shall be governed by and construed in accordance with the laws of the PRC. If any disputes arising from or related to this agreement are unable to be resolved through friendly consultations, any party may submit such disputes for arbitration in Jining City before the Jining Arbitration Commission of Shandong in accordance with the commission’s prevailing arbitration rules at the time when application for arbitration is handed in. The arbitral award is final and binding on both parties.

ARTICLE 9 TERM OF THE AGREEMENT

9.1	Upon fulfilment of Party B’s internal approval procedures, this agreement shall be effective from the date of signing by both parties’ legal representatives or authorized representatives until December 31, 2011. During the term of this agreement, a 30 days’ prior written notice shall be given to the other party on a party’s request to modify or terminate this agreement, which modification or termination may take effect only after agreement by both parties through consultations.

9.2	In case of a material breach of any terms of this agreement by any party (the “Breaching Party”) and while a written notice is given by the other party notifying the same and requesting the Breaching Party to take remedial measures within a reasonable period of time as specified therein, the Breaching Party is unable to cure the breach within the abovementioned period, the other party may then terminate this agreement with immediate effect; if the Breaching Party’s breach is incurable, the other party may terminate this agreement with immediate effect.

9.3	Termination of this agreement shall not infringe any existing rights or obligations of any party.

ARTICLE SUPPLEMENTARY PROVISIONS

10.1	This agreement is written in Chinese.

10.2	This agreement is executed in four counterparts, each of Party A and Party B will hold two counterparts. All counterparts of this agreement shall have the same effect.

(NO TEXT BELOW. THIS IS THE SIGNING AND SEALING PAGE FOR THE FINANCIAL SERVICES AGREEMENT BETWEEN YANKUANG GROUP FINANCIAL COMPANY AND YANZHOU COAL MINING COMPANY LIMITED)

Party A: Yankuang Group Financial Company

Legal representative or authorized representative (Signature):

Party B: Yanzhou Coal Mining Company Limited

Legal representative or authorized representative (Signature):